Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of SilverCrest Mines Inc. at Suite 501 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1730, and are also available electronically at www.sedar.com.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States of America, its territories or possessions (the “United States”). Accordingly, these securities, may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, any “U.S. Person” (as defined in Regulation S under the U.S. Securities Act). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, a U.S. Person. See “Plan of Distribution”.

SHORT FORM PROSPECTUS

New Issue	May 11, 2011

SILVERCREST MINES INC.

$30,000,000
18,750,000 Common Shares

SilverCrest Mines Inc. (the “Company”) is filing this short form prospectus (“Prospectus”) to qualify the distribution (the “Offering”) of 18,750,000 common shares of the Company (each, an “Offered Share”) at a price of $1.60 per Offered Share (the “Offering Price”). The Offered Shares will be issued by the Company and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of May 3, 2011 among the Company and Canaccord Genuity Corp. (“Canaccord Genuity”) and Jennings Capital Inc. (together with Canaccord Genuity, the “Underwriters”). The Offering Price was determined by negotiation between the Company and Canaccord Genuity on behalf of the Underwriters. See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SVL” and on the Frankfurt Stock Exchange under the symbol “CW5”. On May 11, 2011, the closing price of the Common Shares on the TSX-V was $1.53.

______________________________________

Price: $1.60 per Offered Share
______________________________________

		Underwriters’	Net Proceeds to
	Price to the Public	Commission(1)	the Company(2)
Per Offered Share	$1.60	$0.096	$1.504
Total(3)	$30,000,000	$1,800,000	$28,200,000
________________________________
(1)

The Company has agreed to pay the Underwriters a cash commission (the “Underwriters’ Commission”) equal to 6% of the gross proceeds of the Offering and reimburse the Underwriters for their expenses in connection with the Offering. The Company will also issue to the Underwriters that number of compensation warrants (the “Compensation Warrants”) equal to 6% of the total number of Offered Shares sold under the Offering, each such Compensation Warrant being exercisable for one Common Share at a price of $1.60 for a period of 24 months after the Closing Date (as defined below).

(2)

After deducting the Underwriters’ Commission, but before deducting expenses of the Offering, including expenses in connection with the preparation and filing of this Prospectus, which are estimated to be $250,000 and which will be paid from the proceeds of the Offering.

(3)

The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable by the Underwriters in whole or in part, at their sole discretion, upon giving written notice to the Company at any time up to 30 days after the Closing (as hereinafter defined), to purchase up to an additional 2,812,500 Common Shares (the “Over-Allotment Shares”), to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares issuable on the exercise of the Over-Allotment Option acquires such Common Shares under this Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Company” will be $34,500,000, $2,070,000 and $32,430,000, respectively. See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. The Underwriters may also offer the Offered Shares at a lower price than that stated herein. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares for sale, if, as and when issued by the Company in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP and on behalf of the Underwriters by Miller Thomson LLP. See “Plan of Distribution”.

The following table sets forth the number of Common Shares issuable under the Over-Allotment Option and the Compensation Warrants.

Maximum Number of
Underwriters’ Position	Securities	Exercise Period	Purchase or Exercise Price
Over-Allotment Option	2,812,500 Common Shares	Up to 30 days after the Closing	$1.60 per Common Share
Compensation Warrants	1,293,750 Common Shares(1)	Up to 24 months after Closing	$1.60 per Common Share
______________________
(1)

Assumes the full exercise of the Over-allotment Option. This prospectus qualifies the distribution of the Compensation Warrants to the Underwriters. For additional information on the Compensation Warrants, see “Description of Securities Being Distributed – Compensation Warrants”.

This Prospectus qualifies the distribution of the Offered Shares offered for sale pursuant to the Offering, the grant of the Over-Allotment Option, the distribution of the Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option and the distribution of the Compensation Warrants to the Underwriters. Unless the context otherwise requires, references in this Prospectus to Offered Shares include Over-Allotment Shares.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about May 17, 2011, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for this Prospectus (the “Closing Date”).

It is expected that one or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Investment in the Offered Shares being offered is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

The Company’s head office is located at Suite 501 - 570 Granville Street, Vancouver, British Columbia V6C 3P1 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference “forward-looking statements” within the meaning of applicable Canadian securities legislation. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update these forward-looking statements if circumstances or management’s beliefs, expectations or opinions change. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of technical reports and studies, success of exploration and development activities and mining operations, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following and those disclosed in this Prospectus under “Risk Factors” as well as those factors disclosed under “Description of Business – Risk Factors” in the Company’s AIF (as defined below under “Documents Incorporated by Reference”) which is incorporated by reference herein:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
  risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
  risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
  risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise noted, all references to “$” or “dollars” in this Prospectus refer to Canadian dollars and references to “US$” or “US dollars” in this Prospectus refer to United States dollars.

Except as otherwise noted in the Company’s AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents are expressed in Canadian dollars.

On May 11, 2011, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$0.9610 (Cdn.$1.00 = U.S.$1.0406) .

FINANCIAL INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the revised annual information form of the Company dated May 11, 2011 for the year ended December 31, 2010 (the “AIF”);

2.	the audited comparative annual consolidated financial statements of the Company for the years ended December 31, 2010 and 2009 and the auditor’s report thereon;

3.	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2010;

4.	the information circular dated May 11, 2010 with respect to the Company’s annual general meeting of shareholders held on June 10, 2010;

5.	material change report dated April 28, 2011 with respect to the announcement of the expansion project relating to the Santa Elena and Cruz de Mayo Projects; and

6.	material change report dated April 29, 2011 with respect to the announcement of the Offering.

All terms capitalized but not defined herein have the meanings ascribed to them in the AIF.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 501 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1730, and are also available electronically at www.sedar.com.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, counsel to the Company, and Miller Thomson LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”) as defined in the Tax Act.

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to penalty taxes in respect of such securities held in the TFSA if such securities are a “prohibited investment” for the purposes of the Tax Act. These securities generally will be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA has a significant interest (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.

The Minister of Finance (Canada) proposed to extend the “prohibited investment” rules currently applicable to TFSAs, to RRSPs and RRIFs, with the penalty imposed on the annuitant thereof. The rules will apply to transactions occurring and investments acquired after March 22, 2011, with certain transitional provisions. There can be no assurance that the proposals will be enacted in their current form or at all. Prospective holders should consult their own tax advisors in this regard.

BUSINESS OF THE COMPANY

The Company is a Mexican precious metals producer with a significant silver and gold asset base with headquarters based in Vancouver, BC. The Company’s principal property is the 100% owned Santa Elena Project, which includes the Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is a high-grade, epithermal silver and gold deposit. The Company’s ongoing initiative is to increase its production and asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver mines throughout North America.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Trading Status in the United States

In December, 2010, the Company received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to the Company which was under different management until the Company assumed control in 2003. The order alleged that Strathclair (now the Company) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, the Company entered into a consent order with the SEC dated January 10, 2011 through which the Company agreed to the revocation of the registration of its common shares under the Securities Exchange Act of 1934. As a result, broker-dealers in the United States are currently unable to effect transactions in the common shares of the Company.

The Company is preparing a registration statement on Form 40F for the purpose of registering its common shares under the Securities Exchange Act of 1934 and anticipates filing the registration statement shortly. The registration statement is anticipated to become effective 60 days after filing or earlier, if accelerated by the SEC. Upon the registration statement becoming effective, broker-dealers in the United States will again be able to effect transactions in common shares of the Company in the United States.

Going Concern

Management's assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes of events or conditions. The most recent assessment was prepared as part of the audit of the Company’s December 31, 2010 financial statements.

Management assessed the following indicators that may raise doubts about the Company's ability to continue as a going concern:

  The Company had a working capital deficiency of $8,530,033 as of December 31, 2010,

  The Company had a loss of $20,189,726 for the year as of December 31, 2010,

  The Company had a hedging facility commitment for fiscal 2011 of 17,628 gold ounces to be delivered to Macquarie Bank Limited at US$926.50 per ounce in addition to deliveries of 20% of gold production to Sandstorm Resources Ltd.,

  The Company must meet all the terms and conditions of the Macquarie Project Loan, and

  The Santa Elena Mine had not achieved a commercial rate of production.

Management believes that the above indicators do not raise material doubts about the Company’s ability to continue as a going concern for the following reasons:

  The working capital deficiency of $8,530,033 included non-cash items of $1,823,413 and $8,481,388 for deferred revenue and derivative instruments respectively. The Company has positive working capital of $1,774,768 at December 31, 2010 when non-cash items are excluded and after allowances for debt servicing of $7,658,420 over the next 12 months.

  The loss for the year of $20,189,726 relates primarily to unrealized losses on derivatives which amounted to $18,895,934. These unrealized losses on derivatives are non cash items. The net loss excluding non- cash items was $4,017,413. This loss resulted from the Santa Elena Mine being in the pre commercial production stage.

  Based on its current life of mine plan, the Company expects gold production of 26,360 ounces for the Santa Elena Mine for 2011. The Company expects to fully meet its 17,628 hedging commitment to Macquarie after providing Sandstorm with 20% of the 2011 gold production. In addition, the Company expects to produce 430,000 ounces of silver which is entirely unencumbered.

  The Company has met its obligations under the terms and conditions of the Project Loan except as disclosed with respect to practical completion. The Company on March 31, 2011 repaid US$1,300,000 of the US$12,500,000 Project Loan. Based on the current life of mine plan the Company does not believe that it will have any difficulty in continuing to service the debt facility.

  The Santa Elena Mine has not yet declared commercial production. The Company’s current life of mine plan, provides for Santa Elena to reach commercial production levels by the second quarter of 2011. While there can be no certainty this will occur, all indications are that this objective will be met. Based on calculations derived from the life of mine plan, management expects in 2011 to generate a net cash surplus of approximately US$6.4 million from operations, which is after all mining costs, debt repayment and exploration expenditures are deducted. The projected cash balance at the end of 2011 will be approximately US$15.3 million.

CONSOLIDATED CAPITALIZATION

Other than as disclosed herein, there have not been any material changes in the share and loan capital of the Company since December 31, 2010, the date of the Company’s most recently filed financial statements. After giving effect to the Offering, an additional 18,750,000 Common Shares (21,562,500 Common Shares if the Over-Allotment Option is exercised in full) will be issued. The following table sets out information on the Company’s consolidated capitalization as at December 31, 2010 before and after giving effect to the Offering and assuming exercise of the Over-Allotment Option.

			As at December 31, 2010 after
		As at December 31, 2010	giving effect to the Offering
		after giving effect to the	and the exercise of the Over-
	As at December 31, 2010	Offering(1)	Allotment Option(2)

Long-term debt	$12,432,500	$11,139,500 (3)	$11,139,500(3)
(includes current portion)

Shareholders’ equity

Common Shares	$36,500,331	$66,526,144	$71,026,144
	(66,877,929 shares)	(85,709,179 shares)(4)	(88,521,679 shares)(4)

Contributed Surplus	$5,397,812	$5,448,341(5)	$5,448,341(5)

Deficit	($48,196,425)	($48,196,425)	($48,196,425)
_____________________
(1)	Assuming completion of the Offering, but before deducting the Underwriters’ Commission and expenses of the Offering, and assuming no exercise of the Over-Allotment Option.
(2)	Assuming completion of the Offering and exercise of the Over-Allotment Option in full, but before deducting the Underwriters’ Commission and expenses of the Offering.
(3)

Subsequent to December 31, 2010, the Company repaid US$1,300,000 in respect of its project loan facility with Macquarie Bank Limited thereby reducing long term debt. The amount of the repayment is denoted in Canadian currency for the purposes of this disclosure using an exchange rate of 0.9946 US dollars for one Canadian dollar as at the Bank of Canada’s noon rate on December 31, 2010.

(4)

Includes 81,250 Common Shares issued upon the exercise of options during the period from January 1, 2011 to the date of this Prospectus but does not include 1,125,000 Common Shares issuable pursuant to the exercise of the Compensation Warrants (1,293,750 Common Shares, if the Over-Allotment Option is exercised in full) and 9,993,750 Common Shares issuable upon the exercise of outstanding warrants and stock options.

(5)	Includes value attributed to the exercise of 81,250 options and 175,000 options granted during the period from January 1, 2011 to the date of this Prospectus.

USE OF PROCEEDS

Assuming that there is no exercise of the Over-Allotment Option, the Company expects to receive $28,200,000 in net proceeds after deducting the Underwriters’ Commission.

If the Over-Allotment Option is exercised in full, the Company expects to receive $32,430,000 in net proceeds after deducting the Underwriters’ Commission. Any proceeds from exercise of the Over-Allotment Option will be added to unallocated working capital.

The Company currently intends to apply the net proceeds from the Offering (after deducting the Underwriters’ Commission) primarily towards initiating the Santa Elena Expansion Project as set forth in the following table:

Principal Purpose	Amount
Estimated expenses of the Offering	$250,000

Field Programs at Santa Elena and Cruz de Mayo in support of a Pre-Feasibility Study for Expansion Project	$5,146,000

Pre-Feasibility Study for Expansion Project	$1,000,000

Initial deposits for construction and installation of conventional CCD processing mill facility at the Santa Elena Mine	$8,000,000

Land purchase to further secure surface and access rights on Santa Elena Project	$1,500,000

Santa Elena Mine 2011 sustaining capital	$1,500,000

General exploration expenditures	$1,000,000
General working capital	$9,804,000
Total	$28,200,000

The net proceeds will be used over the next 12 months to complete the Expansion Project to a Pre-Feasibility Study level and secure long-lead time equipment for mill construction.

During the Company’s financial year ended December 31, 2010, the Company had negative operating cash flow of $4,017,413. The Company does not intend to use any of the net proceeds of the Offering to fund negative operating cash flow during any part of its current financial year, as the Company expects to have positive operating cash flow by the end of the (second) quarter of its current financial year as a result of revenues generated from production at the Santa Elena Mine. However, there is no assurance that this will be the case. See “Risk Factors.

The net proceeds of up to $4,230,000 from the exercise of the Over-Allotment Option will be applied in such amounts as may be determined by management of the Company including for general working capital and administrative expenses.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual amount that the Company spends in connection with each intended use of the net proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under “Risk Factors”.

See the AIF for descriptions of the Company’s Santa Elena Project, the Santa Elena Mine, the Cruz de Mayo Project and the Expansion Project.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated May 3, 2011 between the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have severally and not jointly and severally agreed to purchase, as principals, on the Closing Date, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with all of the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Offering Price and other terms of the Offering were determined by negotiation between the Company and Canaccord Genuity as co-lead Underwriter.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable from time to time in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase the Over-Allotment Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Over-Allotment Shares issuable upon exercise of the Over-Allotment Option acquires such Over-Allotment Shares under this Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The total gross proceeds payable in cash to the Company against delivery of certificates representing Offered Shares will be $30,000,000 ($34,500,000 if the Over-Allotment Option is exercised in full). The Company has agreed to pay a cash commission to the Underwriters in the amount equal to 6% of the gross proceeds of the Offering including gross proceeds realized on the sale of Over-Allotment Shares, if any, in consideration for services rendered. The Company has also agreed to issue to the Underwriters that number of Compensation Warrants equal to 6% of the Offered Shares (including the Over-Allotment Shares, if any) sold under the Offering (including any exercise of the Over-Allotment Option).

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including, among others, the occurrence of a material adverse change in the state of the financial markets. The obligations of the Underwriters are subject to certain closing conditions.

This Prospectus qualifies the distribution of the Offered Shares offered for sale pursuant to the Offering, the grant of the Over-Allotment Option, the distribution of the Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option and the distribution of the Compensation Warrants to the Underwriters.

The Common Shares are listed on the TSX-V and the Frankfurt Stock Exchange. The TSX-V has conditionally approved the listing of the Offered Shares and the Common Shares issuable pursuant to the exercise of the Compensation Warrants and Over-Allotment Option. Listing is subject to the Company’s fulfillment of all of the requirements of the TSX-V.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that one or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS or its nominee and deposited with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Common Shares are purchased.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions including a bid for or purchase of Common Shares: (i) if the bid or purchase relates to market stabilization or market balancing activities and is made through the facilities of a recognized stock exchange, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) made for or on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX-V where the bid for or purchase of Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons. The Underwriters have agreed that they will not offer or sell within the United States or to, or for the account or benefit of, U.S. Persons, the Offered Shares as part of their distribution.

The Company has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses.

The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. If the selling price is reduced, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the proceeds paid by the Underwriters to the Company.

The Company has agreed not to issue, or announce the intention to issue, without the prior written consent of Canaccord Genuity, such consent not to be unreasonably withheld, any Common Shares or any securities or financial instruments convertible into or having the right to acquire Common Shares for a period commencing on April 26, 2011 and ending 90 days following the Closing Date, other than (i) pursuant to the grant or exercise of incentive stock options pursuant to the Company’s existing stock option plan; (ii) pursuant to rights, options or obligations under securities instruments outstanding or agreements in effect as of April 26, 2011; or (iii) pursuant to any transaction with an arm’s length vendor whereby the Company directly or indirectly acquires shares, property or assets of the vendor.

In addition, the Company has agreed to use its reasonable efforts to cause its executive officers and directors not to sell any Common Shares held by such persons prior to the Closing Date without the prior written consent of Canaccord Genuity, such consent not to be unreasonably withheld.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 66,959,179 Common Shares issued and outstanding. As of the Closing Date of the Offering, and assuming that the Offering is fully subscribed and that no further Common Shares are issued upon the exercise of outstanding warrants or options, the Company will have 85,709,179 Common Shares issued and outstanding (88,521,679 Common Shares if the Over-Allotment Option is also exercised in full).

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Compensation Warrants

The Company will issue to the Underwriters on Closing that number of non-transferable Compensation Warrants equal to 6% of the total number of Offered Shares sold pursuant to the Offering. Each Compensation Warrant is exercisable to acquire one Common Share at a price of $1.60 for a period of 24 months from the Closing Date. A total of 1,293,750 Common Shares will be reserved for issuance by the Company pursuant to the exercise of the Compensation Warrants (assuming that the Over-Allotment Option is exercised in full).

The terms governing the Compensation Warrants will be set out in the certificates representing the Compensation Warrants and will include, among other things, customary provisions for the appropriate adjustment of the class and number of the Common Shares issuable pursuant to any exercise of the Compensation Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any payment of stock dividends to holders of all of the Common Shares, any capital reorganization of the Company, or any merger, consolidation or amalgamation of the Company with another corporation or entity, as well as customary amendment provisions.

The Underwriters, as holders of the Compensation Warrants, will not as such have any voting right or other right attached to Common Shares until the Compensation Warrants are duly exercised as provided for in the certificates representing the Compensation Warrants.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

	Number of	Issue Price per
Date	Common Shares	Common Share	Reason for issuance
May 3, 2010	5,000	$0.65	Warrant exercise
May 3, 2010	7,500	$0.65	Warrant exercise
May 6, 2010	30,000	$0.65	Warrant exercise
May 12, 2010	30,000	$0.75	Stock option exercise
June 3, 2010	25,000	$0.50	Stock option exercise
June 4, 2010	160,000	$0.75	Stock option exercise
June 21, 2010	30,000	$0.65	Warrant exercise
June 21, 2010	2,500	$0.65	Warrant exercise
June 21, 2010	10,000	$0.65	Warrant exercise
June 21, 2010	33,750	$0.65	Warrant exercise
June 22, 2010	20,000	$0.45	Stock option exercise
June 24, 2010	20,000	$0.65	Warrant exercise
June 24, 2010	80,000	$0.45	Stock option exercise
July 26, 2010	12,500	$0.50	Stock option exercise
September 2, 2010	25,000	$0.65	Warrant exercise
September 23, 2010	56,250	$0.50	Stock option exercise
September 24, 2010	7,500	$0.65	Warrant exercise
October 5, 2010	5,000	$0.65	Warrant exercise
October 13, 2010	227,700	$0.65	Warrant exercise
October 13, 2010	331,300	$0.65	Warrant exercise
October 18, 2010	10,000	$0.65	Warrant exercise
October 27, 2010	200,000	$0.65	Warrant exercise
October 27, 2010	10,000	$0.65	Warrant exercise
October 28, 2010	4,000	$0.65	Warrant exercise
November 4, 2010	18,750	$0.97	Stock option exercise
November 4, 2010	585,000	$0.65	Warrant exercise
November 4, 2010	7,500	$0.65	Warrant exercise
November 9, 2010	1,500	$0.65	Warrant exercise
November 9, 2010	7,500	$0.65	Warrant exercise
November 12, 2010	21,000	$0.65	Warrant exercise
November 12, 2010	3,500	$0.65	Warrant exercise
November 12, 2010	5,000	$0.65	Warrant exercise
November 16, 2010	50,000	$0.65	Warrant exercise
November 19, 2010	10,000	$0.65	Warrant exercise
November 23, 2010	5,000	$0.65	Warrant exercise
November 26, 2010	5,000	$0.65	Warrant exercise
November 26, 2010	10,000	$0.65	Warrant exercise
December 3, 2010	25,000	$1.39	Stock option exercise

	Number of	Issue Price per
Date	Common Shares	Common Share	Reason for issuance
December 6, 2010	15,000	$0.65	Warrant exercise
December 14, 2010	55,000	$0.65	Warrant exercise
December 14, 2010	10,000	$0.65	Warrant exercise
December 17, 2010	24,000	$0.65	Warrant exercise
December 17, 2010	5,000	$0.65	Warrant exercise
December 17, 2010	50,000	$0.65	Warrant exercise
December 17, 2010	10,000	$0.65	Warrant exercise
December 24, 2010	2,500,000	$0.65	Warrant exercise
December 24, 2010	500,000	$0.65	Warrant exercise
December 29, 2010	1,893,750	$0.65	Warrant exercise
January 4, 2011	18,750	$0.97	Stock option exercise
February 2, 2011	12,500	$0.50	Stock option exercise
February 17, 2011	50,000	$0.50	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

		Number of Common Shares
		issuable upon exercise or	Exercise or conversion
Date	Type of Security Issued	conversion	price per Common Share
May 5, 2010	Stock options	75,000	$0.97
September 10, 2010	Stock options	1,125,000	$1.05
February 15, 2011	Stock options	175,000	$1.94

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX-V under the symbol “SVL” and on the Frankfurt Stock Exchange under the symbol “CW5”.

The following table sets forth the closing price range and trading volumes of the Common Shares on the TSX-V for the periods indicated.

	High	Low
Month	($)	($)	Volume
April 2010	1.14	0.99	2,521,837
May 2010	1.15	0.89	2,479,097
June 2010	1.20	1.00	2,669,896
July 2010	1.01	0.88	1,461,825
August 2010	1.20	0.89	2,270,592
September 2010	1.37	1.00	4,472,977
October 2010	1.40	1.12	3,668,359
November 2010	1.70	1.29	4,524,457
December 2010	2.20	1.65	5,817,205
January 2011	1.94	1.51	3,784,366
February 2011	1.98	1.71	4,433,902
March 2011	2.10	1.43	5,159,988
April 2011	1.88	1.57	7,990,432
May 2011 (to May 11, 2011)	1.60	1.35	552,010

INTEREST OF EXPERTS

Information regarding experts is contained in the Company’s AIF under “Interest of Experts”.

RISK FACTORS

Investing in the Offered Shares involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Company’s securities. There are various risks, including those discussed in the Company’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Offered Shares is made.

Risks Relating to or Affecting the Offering

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility and access to public debt and equity financing has been negatively impacted by the liquidity crisis and market turmoil. These factors may impact the ability of the Company to obtain equity or debt financing in the future whether on terms favourable to the Company or at all. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices and specifically the price of silver and gold, other precious metal prices or other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its quarterly earnings reports.

Dilution from Further Equity Financing

The Company may raise additional funding by issuing additional Common Shares or debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other convertible securities and such future issuances may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Discretion in the Use of Proceeds

While management intends to use the proceeds of the Offering for the purposes set forth under “Use of Proceeds”, circumstances may arise in the future which require management to alter use of the proceeds or timing of use. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Application of Net Proceeds to fund Negative Operating Cash Flow

The Company expects to generate sufficient revenues from production at the Santa Elena Mine to have positive operating cash flow by the end of the current (second) quarter. On this basis, the Company does not intend to use any of the net proceeds of the Offering to fund negative operating cash flow during any part of its current financial year. However, there is no assurance that sufficient revenues will be achieved. If the Company continues to have negative operating cash flow, management may reallocate a portion of the net proceeds to working capital to fund negative operating cash flow.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Koffman Kalef LLP on behalf of the Company and by Miller Thomson LLP on behalf of the Underwriters.

As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Koffman Kalef LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company. As at the date hereof, the designated professionals (as defined above) of Miller Thomson LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP, Chartered Accountants, of 1200-609 Granville Street, Vancouver, British Columbia V7Y 1G6. Davidson & Company LLP reports that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITOR’S CONSENT

We have read the short form prospectus of SilverCrest Mines Inc. (the “Company”) dated May 11, 2011 relating to the sale and issue of 18,750,000 common shares of the Company at a price of $1.60 per share of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. Our report is dated April 11, 2011.

“Davidson & Company LLP”
Davidson & Company LLP
Chartered Accountants
Vancouver, Canada
May 11, 2011

CERTIFICATE OF THE COMPANY

DATED: May 11, 2011

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

“J. Scott Drever”	“Barney Magnusson”
J. SCOTT DREVER	BARNEY MAGNUSSON
President and Chairman	Chief Financial Officer
(chief executive officer)

ON BEHALF OF THE BOARD OF DIRECTORS

“Graham C. Thody”	“George W. Sanders”
GRAHAM C. THODY	GEORGE W. SANDERS
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

DATED: May 11, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

CANACCORD GENUITY CORP.	JENNINGS CAPITAL INC.

“Graeme Currie”	“Daryl Hodges”
By: Graeme Currie	By: Daryl Hodges
Director, Investment Banking	President and Chief Executive Officer

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